



07028402

RECEIVED

2007 DEC -3 A 7:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SERVICE ACTIONNAIRES

75, QUAI D'ORSAY
75321 PARIS CEDEX 07
☎ : 01 40 62 55 55
Fax : 01 40 62 54 65
N° vert : 0 800 16 61 79
http://www.airliquide.com
e-mail : actionnaires@airliquide.com

Mr. Elliot STAFFIN
U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop Room 36-28
100 F Street, N.E.
Washington, DC 20549

PROCESSED
DEC 05 2007
THOMSON FINANCIAL

SUPPL

By DHL

RE: L'Air Liquide S.A. (SEC File No. 82-5224)
Rule 12g3-2(b) Exemption

Ladies and Gentlemen:

We make reference to Paragraph II of our letter to the Securities and Exchange Commission dated August 8, 2006.

In accordance with Subparagraph (1)(iv) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

- 2 Press releases between November 12 and 15
- 1 Euronext Paris Notice dated November 23
- 2 Disclosures of share buy-backs dated November 15 and 26

Please acknowledge receipt of the enclosed materials by date-stamping the enclosed copy of this letter and returning it in the self-addressed stamped envelope provided.

If you have any questions or require any further information in respect of the enclosed materials, please contact the undersigned at 33 1 40 62 52 63. Correspondence by facsimile may be directed to the undersigned at 33 1 40 62 54 65.

Very truly yours,

L'AIR LIQUIDE S.A.

By: ______________________ Paris November 27, 2007
Name: Bruno de La Villarmois
Title: Relation Place

Encl.

12/3


Hydrogen


RECEIVED



Paris, November 15, 2007

Hydrogen energy: Air Liquide, Challenge Bibendum technological partner

Contacts:
Corporate Communication
Anne Lechevranton
+33 (0) 1 40 62 50 93
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

Hydrogen as an energy vector

Used in a fuel cell, hydrogen combines with oxygen from the air to **produce electricity, with water as the only emission.** Hydrogen can be extracted from many raw materials (natural gas, coal, water + electricity or even biomass, among others). Although 95% of hydrogen is presently produced from natural gas, the many production sources guarantee a secure supply. Hydrogen therefore represents a **tremendous potential for supplying renewable energy, clean and silent**, to fuel the cars of the future.

Air Liquide is **one of the world's principal producers of hydrogen**, with a turnover of **830 million euros** in 2006. This figure should reach **1 billion euros in 2008.**

Air Liquide is the **technological partner of the Challenge Bibendum, organised by Michelin,** which will be held **from 14th to 17th November 2007, in Shanghai (China).** Dedicated to **clean mobility**, the Challenge offers the opportunity to develop innovations regarding trucks, buses, cars, urban vehicles, and in particular, 20 **ecological vehicles fuelled by hydrogen.**

Therefore, Air Liquide is setting up **two service stations that will provide vehicles with hydrogen at the Shanghai Automobile Exhibition Centre (SAEC) in Anting** (40 km west of the Shanghai centre) from 14h to 16th November, and **in Pudong,** on 17th November, with a parade of vehicles and an exhibition for the general public at the Shanghai international Convention Centre.

Based on **Air Liquide technologies**, hydrogen service stations have a fast-track system for delivering high pressure hydrogen (700 bar or 350 bar) to the tank, ensuring **complete safety for the driver and the vehicle**. These stations allow drivers to **"fill up" in 3 minutes**, under conditions of use as similar as possible to those encountered with a traditional fuel, giving a range of several hundred kilometres.

The Group has designed, constructed and started up a **growing number of hydrogen service stations worldwide in the last 4 years**: in Madrid, Kawasaki, Luxembourg, Singapore, a mobile station in Shanghai, in the United States, and in Canada... Air Liquide also has a permanent demonstration station in Sassenage (near Grenoble, in France) where its subsidiary Axane designs, develops and markets fuel cells.

In line with its **sustainable development approach**, Air Liquide has developed unique expertise in the **management of the entire hydrogen chain**, covering production, distribution and current and future uses.

The Group is the **overall coordinator of the European Hychain program** (which will test 158 hydrogen vehicles in 4 regions of Europe) and that of the ***Horizon Hydrogène Energie* (Hydrogen Energy Horizon) program in France**, supported by the Agency for Industrial Innovation.

Conscious that the **use of hydrogen in a vehicle** is a **breakthrough innovation** which will oblige the public to "do things differently", the Air Liquide Group is contributing to a very significant number of projects and events aimed at **progress in research and innovation**, as well as **public acceptance** of this new energy vector.


FILE NO. 82-[illegible]


HYDROGEN

*With nearly **40,000 employees in 72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen.** The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*



Paris, 12 November 2007

National jobs for the disabled week: Air Liquide is actively involved

Air Liquide is taking part in the 11th jobs for the disabled week in France, from the 12th to the 18th November 2007, and in partnership with **ADAPT** (Association for the social and professional integration of disabled people), is getting actively involved in order to bring together disabled people with the Group's human resources managers in France.

Air Liquide is also taking part in the event **"A day, a profession in action" (Un jour, un métier en action)**, an initiative launched by the **AGEFIPH** (an Association which works to open up employment to the disabled). For one day, several Air Liquide sites in France will welcome a disabled job seeker with the aim of introducing him or her to a branch of industry, to a profession and by doing so promote his/her integration into the world of business.

Air Liquide is also supporting the **Handimanagement** program – which aims to make students at the "grandes écoles" in France more aware of the professional integration of handicapped people – by taking part in information days which the schools of Centrale Lyon and Supelec Rennes organize as part of their curriculum.

Diversity features strongly throughout the Group's human resources policy; **a 2007-2009 company agreement promoting integration for the disabled** has been signed in France.

Augustin de Roubin, Vice-President Human Resources and Member of the Executive Committee of the Group, commented: ***"To successfully recruit a disabled person and keep them in employment requires the manager's total support and a greater understanding of disability. This is why the Air Liquide Group intends to help change how disability is seen by stepping up the concrete action it is taking as part of its approach to sustainable development".***

*With nearly **40,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen.** The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

Contacts:

Corporate Communication
Anne Lechevranton
+33 (0)1 40 62 50 93
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

Diversity at Air Liquide

Air Liquide offers **diversity** in every combination, firmly convinced that diversity is a **source of dynamism and creativity**: its teams are a mixture of different nationalities, skills, career paths, etc. As part of its approach to sustainable development, the Group has set itself three goals:

- to continue to make its teams and careers more international,
- to promote equality and encourage employees to be open to the world around them,
- to strive for a greater sharing of responsibilities between men and women.



NOTICES


NYSE Euronext

CORPORATE EVENT NOTICE:	Diminution de capital
	L'AIR LIQUIDE
PLACE:	Paris
AVIS N° :	PAR_20071123_9829_EUR
DATE:	23/11/2007
MARCHÉ:	Eurolist by Euronext

Diminution du nombre d'actions en circulation

Suite à l'annulation de 3512650 actions émises par L'AIR LIQUIDE, à compter du 27/11/2007, le nombre de titres en circulation sera modifé comme suit :

Ancien nombre de titres:	242263569
Nombre de titres annulés:	3512650
Nouveau nombre de titres:	238750919
Motif:	Actions auto-détenues

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

****

CORPORATE EVENT NOTICE:	Capital Decrease
	L'AIR LIQUIDE
LOCATION:	Paris
NOTICE:	PAR_20071123_9829_EUR
DATE:	23/11/2007
MARKET:	Eurolist by Euronext

Decrease of the number of shares

Following the cancellation of 3512650 shares issued by L'AIR LIQUIDE, as of 27/11/2007, the number of outstanding securities will be modified as follows:

Old number of outstanding shares:	242263569
Number of cancelled shares:	3512650
New number of outstanding shares:	238750919
Reason:	Treasury shares

Product name:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI		

****





Paris, November 26th, 2007

Disclosure of share buy-back transactions made by Air Liquide on its own shares between November 16 to 26, 2007 and total to date for 2007

In accordance with the regulations governing Share buy-back programs, Air Liquide hereby declares the following transactions executed on its own shares :

Trading date	Number of shares	Weighted average price	Total amount €
november 16	41,000	91.12 €	3,736,067.60 €
november 19	25,000	90.85 €	2,271,170.00 €
November 20	1,000	90.80 €	90,805.00 €
november 21	3,378	90.81 €	306,746.05 €
Total period	70,378	91.01 €	6,404,788.65 €

Annual cumul	Number of shares	Weighted average price	Total amount €
January 1st to October 31	**4,632,139**	**91.42 €**	**423,478,335 €**

****

*With nearly **38,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services, The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen,** The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels,,,*

*Air Liquide is committed to **sustainable development** and helps to **protect life**, Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**, Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**, Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%, Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073),*

For further information, please contact:

Shareholder Services
Bernard Giroux ☎ + 33 (0)1 40 62 54 42

Investor Relations
Virginia JEANSON ☎ + 33 (0)1 40 62 57 50

www.airliquide.com



FILE NO. 82-5224





information

Paris, November 15th, 2007

Disclosure of share buy-back transactions made by Air Liquide on its own shares between November 6 to 15, 2007 and total to date for 2007

In accordance with the regulations governing Share buy-back programs, Air Liquide hereby declares the following transactions executed on its own shares :

Trading date	Number of shares	Weighted average price	Total amount €
November 6	500	93.94 €	46,972 €
November 7	18,198	93.49 €	1,701,411 €
November 8	33,721	93.05 €	3,137,782 €
November 9	80,000	92.79 €	7,423,096 €
November 12	45,000	91.28 €	4,107,600 €
November 13	35,000	91.09 €	3,188,195 €
November 15	18,500	92.22 €	1,706,144 €
Total period	230,919	92.29 €	21,311,200 €

Annual cumul	Number of shares	Weighted average price	Total amount €
January 1st to October 31	**4,632,139**	**91.42 €**	**423,478,335 €**

****

*With nearly **38,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services, The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen,** The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels,,,*

*Air Liquide is committed to **sustainable development** and helps to **protect life**, Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**, Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**, Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%, Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073),*

For further information, please contact:

Shareholder Services
Bernard Giroux ☎ + 33 (0)1 40 62 54 42

Investor Relations
Virginia JEANSON ☎ + 33 (0)1 40 62 57 50

www.airliquide.com




FILE NO. 82-5224